

June 25, 2014

Via E-mail
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation**
> **Registration Statement on Form S-1**
> **Filed May 29, 2014**
> **File No. 333-196371**

Dear Mr. Altieri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Coverpage

1. Please disclose on the coverpage and in the Offering section on page 2, the minimum and maximum Note amount.

Questions and Answers, page 7

Does Lending Club fund member loans itself on the platform?

2. Please provide the staff with the percentage of loans Lending Club has funded in each loan grade and the default rate Lending Club has experienced in each loan grade, if materially different from the default rate experienced by retail investors.

Risk Factors

General

3. We note that several of your risk factors appear to be general risks rather than material risks relating to your business. For example, you include a risk factor about material weaknesses in [your] internal control over financial reporting, even though you have not found such a weakness. Please revise this section in its entirety to identify only "the most significant factors that make the offering speculative or risky" and remove "risks that could apply to any issuer or any offering." See 503(c) of Regulation S-K.

If our platform was found to violate a state's usury laws…, page 25

4. Please reconcile the interest rates cited in this section with the ones contemplated on the coverpage.   In addition, please disclose why you believe this is a material risk to your company.

Public Credit Policy, page 30

5. We note that you have not disclosed exactly how the Lending Club Score and ultimate Risk Grade are calculated. Please provide your analysis as to why this information is not material to investors.

Business

Business Overview

Consumer Loans, page 81

6. Revise to more fully describe the difference between Public Policy Loans and Custom Policy Loans, including the different qualifications for each. Explain to the staff the rationale for calling the loans "Public Policy" and "Custom Policy" and explain why such names are not misleading. For example, "public policy" is a term generally used in association with government and "policy" suggests an arrangement unlike a loan. Include a brief discussion of the loans in the Prospectus Summary.

7. Revise to include disclosure regarding the percentage and dollar value of loans sold as Public Policy Loans and Custom Policy Loans.

Material U.S. Federal Income Tax Considerations, page 48

8. Please revise this section to clearly state the opinion of Fenwick & West.

Investing in Loans, page 82

9. Please explain how you select the loans that will be funded through each of the three channels listed on page 82. Explain in detail the process by which the whole loans are sold to the third party institutions through your platform.

10. We note that you issue certificates and funds in private placements. For each private placement, please explain why you are not required to integrate the private issuance into the public offering of the notes. In your response, please specifically address the framework set forth in Release No. 33-8828.

11. Revise to include disclosure regarding the percentage and the dollar value of the notes sold pursuant to each of the three investment channels listed for your most recent fiscal year and since inception. Please also provide separate disclosure for the default rates of the notes distributed by each of the three channels.

Management

Executive Compensation, page 96

12. We note that you have incorporated your annual report on Form 10-K, as well as certain other periodic filings, by reference into the registration statement. Revise to add a specific section that lists each of the filings incorporated by reference into the registration statement.

Transactions with Related Persons, page 96

13. Revise the table to include individualized disclosure for each related person whose transaction amount exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d) of Regulation S-K.

Exhibit 5.1

14. Please revise the assumptions in the last paragraph on page 2 to:

a. remove the assumption that documents have been duly authorized and executed as some of these documents underlie your opinion;

b. remove the assumption that the securities have been signed by authorized officers of the Company; you may assume that they have been authorized as described in the registration statement; and

c. remove the assumption of intent in the last sentence.

15. In the penultimate paragraph on page 3:

    a. please revise the "date hereof" to read the "date of effectiveness" or represent to the staff that you intend to file an executed opinion with your acceleration request. Please make similar changes or a representation with regard to the last paragraph of the opinion; and

    b. remove the language suggesting that the company will provide you an opportunity to review operative documents in the future; you are opining as to the securities issued in connection with the current registration statement.

Exhibit 23.1

16. Include the city and state of the independent registered public accounting firm in your next amendment.

Form 10-K for the Year Ended December 31, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 68

17. It appears that your disclosure should include compensation paid to your named executive officers for the period ended April 1, 2011 to March 31, 2012. Please refer to C&DI 217.05 and revise in an amendment to your annual report.

18. In addition, please explain why the compensation amounts for 2012 disclosed in your annual report for the year ended December 31, 2013 are different from the 2012 amounts disclosed your annual report for the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn S. McHale
Senior Staff Attorney